MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, Missouri 63167
February 21, 2017

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)

Attention:	Melissa Raminpour
Beverly A. Singleton

Re:    Monsanto Company
Form 10-K for the Fiscal Year Ended August 31, 2016
Filed October 19, 2016
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated February 7, 2017, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended August 31, 2016 (the “Form 10-K”) of Monsanto Company (“Monsanto” or the “company”). Set forth below is the Staff’s comment, indicated in bold, and the company’s response. The company plans to address changes prompted by the Staff’s comment in future filings as outlined in the response below.

Comment

Form 10-K for the Fiscal Year Ended August 31, 2016
Management’s Discussion and Analysis
Non-GAAP Financial Measures, page 18

1. We note you define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. Pursuant to Question No. 102.07 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, issued May 17, 2016, please advise of your consideration given to redefining this measure or its computation as the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). Please provide us with any proposed revisions to your disclosure of free cash flow to be included in future filings. This comment is also applicable to the non-GAAP disclosures included in your November 30, 2016 Quarterly Report on Form 10-Q and your earnings releases furnished on Form 8-K.

United States Securities and Exchange Commission
Division of Corporation Finance
February 21, 2017

Response: The company believes that its current disclosures relating to free cash flow are consistent with the Item 10(e) of Regulation S-K and the Staff’s guidance in C&DI 102.07. The Staff’s guidance (i) confirms that disclosure of free cash flow is not prohibited in filings with the Securities and Exchange Commission, (ii) calls for “a clear description of how this measure is calculated” along with an appropriate reconciliation, and (iii) advises issuers to avoid “inappropriate or potentially misleading inferences about its usefulness.”

In this case, the company provides clear disclosure of how free cash flow is calculated on page 18 of the Form 10-K under the caption “Non-GAAP Financial Measures:”

“We define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities.”

Additionally, the company acknowledges the limitations of the measures:

“Free cash flow does not represent the residual cash flow available for discretionary expenditures.”

Further, the company provides an appropriate caution to investors, explains how the company uses the measure and why it believes the measure is useful to investors, and cross references to the reconciliation table:

“The presentation of EBIT and free cash flow information is intended to supplement investors’ understanding of our operating performance and liquidity. Our EBIT and free cash flow measures may not be comparable to other companies’ EBIT and free cash flow measures. Furthermore, these measures are not intended to replace net income (loss), cash flows, financial position or comprehensive income (loss), as determined in accordance with GAAP. . . . We believe that free cash flow is useful to investors and management as a measure of the ability of our business to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used as one of the performance measures in determining incentive compensation. See the “Financial Condition, Liquidity and Capital Resources - Cash Flow” section of MD&A for a reconciliation of free cash flow to net cash provided by operating activities and net cash required by investing activities on the Statements of Consolidated Cash Flows.”

The company has used this definition of “free cash flow” since 2002, and is not aware of any investor confusion.

United States Securities and Exchange Commission
Division of Corporation Finance
February 21, 2017

Nevertheless, the company acknowledges the Staff’s comment, and plans to redefine “free cash flow” as “net cash provided by operating activities less capital expenditures” beginning with its next quarterly report on Form 10-Q for fiscal 2017 and the related earnings release.1

Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.
Sincerely,

/s/ NICOLE M. RINGENBERG
Nicole M. Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company
Michelle Bushore, Esq., Monsanto Company

______________________________

[1]
Note, that effective last October, the SEC staff announced that it was no longer requiring “Tandy” recitals as to the company’s responsibility for disclosures, etc. https://www.sec.gov/corpfin/announcement/cf-announcement---no-more-tandy-language.html